Mail Stop 4561

August 6, 2007

John Robert Thorson
Senior Vice President and Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re: Westamerica Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-9383**

Dear Mr. Thorson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Composition of Allowance for Loan Losses, page 29:

1.   The unallocated allowance represented approximately 44% and 32% of your total allowance for loan losses at December 31, 2006 and 2005, respectively. Please tell us in more detail the specific quantitative and qualitative factors you considered when you increased the unallocated allowance during 2005 and 2006.

2.   You disclose that the unallocated reserve based on relevant economic conditions and available data. Please tell us in more detail the specific quantitative and qualitative factors you used in determining the unallocated allowance.

Exhibits 31.1 and 31.2
Section 302 Certifications

3.   We note that that identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Furthermore, we note that paragraphs 2, 3 and 4 of your certifications reference this "annual report" or "quarterly report" rather than referring to only the "report" on Form 10-K or "report" on Form 10-Q. The certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. In future filings please revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title and to exclude the word "annual" or "quarterly" from paragraphs 2, 3, 4 and 5 of your certifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3490 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant